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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Health Benefits Direct Corporation
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
42220V 10 7
(CUSIP Number)
March 30, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	61689A107	13G	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Gerald Unterman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		3,000,000*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,000,000*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Includes 1,000,000 shares of common stock underlying warrants exercisable within 60 days of the date hereof.
** Percentage is based on 34,061,461 shares of common stock outstanding as of the date hereof, plus 1,000,000 shares underlying warrants exercisable within 60 days of the date hereof.

     CUSIP No. 61689A107
13G

Item 1.	(a)	Name of issuer:

Health Benefits Direct Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

150 N. Radnor-Chester Road, Suite B-101, Radnor, PA 19087

Item 2.	(a)	Name of person filing:

Gerald Unterman (the “Reporting Person”)

	(b)	Address of Principal Business Office or, if None, Residence:

610 Park Avenue, Apt. 16A New York, NY 10021

	(c)	Citizenship:

U.S.A.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

42220V 10 7
Item 3. If this statement is filed pursuant to §§240.13d or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in Section 3(a) (19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

     CUSIP No. 61689A107
13G

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
     Not applicable.
Item 4.      Ownership.

(a)	Amount beneficially owned:		3,000,000

(b)	Percent of class:		8.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	3,000,000

	(ii)	Shared power to vote or to direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	3,000,000

	(iv)	Shared power to dispose or to direct the disposition of:	0

     The Reporting Person’s calculation of its percentage of ownership of the Issuer’s common stock is based on 34,061,461 shares of common stock issued and outstanding as of the date hereof, plus 1,000,000 shares underlying warrants exercisable within 60 days of the date hereof.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.

     CUSIP No. 61689A107
13G

Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     CUSIP No. 61689A107
13G

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: April 18, 2007

/s/ Gerald Unterman

Name: Gerald Unterman